FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 9, 2004

Diageo plc

(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
Diageo issues pre-closed period statement

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc (Registrant)
Dated: July 9, 2004	By:	/s/ J Nicholls Name: J Nicholls Title: Deputy Secretary

07.00 BST 8 July 2004

Diageo issues pre-closed period statement

Diageo will announce preliminary results for the year ended 30 June 2004 on 2 September 2004 and has today issued the following statement.

Diageo’s scale, geographic diversity and outstanding collection of brands are now driving more consistent performance. Trading in the second half of the financial year to 30 June 2004 was broadly in line with expectations as outlined at the time of the interim results. Consequently performance trends for the full year are expected to be similar to those delivered in the first half. Then organic volume grew 3% and organic growth of net sales (after deducting excise duties) was 6%. As in the first half, organic growth in marketing investment is expected to be above growth of net sales (after deducting excise duties).

During the year Diageo has undertaken a series of initiatives to drive greater cost efficiency across the business. These projects have given rise to restructuring costs in the full year, which have not been treated as exceptional items, of approximately £50 million before tax. Organic operating profit growth for the full year is still expected to be 6% continuing the trend of the first half. However, as previously advised adverse exchange rates are expected to impact reported profit before exceptionals and tax for the full year by c£95 to £100 million.

Diageo has repurchased a further 43 million shares for cancellation in the financial year and therefore the number of shares in issue at the end of the year was 3057 million. The weighted average number of shares used to calculate eps in the year ended 30 June 2004 is estimated to be approximately 3030 million shares. Eps before exceptional charges is expected to be approximately 48 pence per share. Free cash flow before dividends is expected to be in excess of £1 billion for another year.

Looking forward to the new financial year Diageo expects that organic growth in volume, net sales (after deducting excise duties) and operating profit will be similar to that achieved in the year ended 30 June 2004.

Based on current exchange rates, the adverse impact of exchange rate movements on profit before exceptionals and tax in fiscal 2005 is estimated to be £100 million mainly due to year on year weakness in the dollar and currencies such as the Nigerian Naira and the Venezuelan Bolivar which cannot be hedged.

On 23 June 2004 Diageo announced that General Mills had filed a universal shelf registration statement which included approximately 50 million common stock owned by Diageo and that its board representatives, Paul Walsh and Jack Keenan had resigned from the General Mills board. Consequently Diageo will no longer account for General Mills as an associate from the end of June 2004. Reported eps for the year ending 30 June 2005 will be adversely affected by this change, the impact of which on a proforma basis for fiscal 2004 is estimated at 3.0 pence per share. Following this change in accounting treatment Diageo expects that its effective tax rate will continue to be 25%.

Paul Walsh, CEO of Diageo, said:

‘Diageo’s outstanding collection of brands and our geographic reach have created the platform from which we can deliver the consistent performance which we know our shareholders value. As we drive the growth of our priority brands, mix improvement together with robust pricing on an increasing number of brands has led to net sales growth substantially above volume growth. While the costs of our restructuring programmes adversely impact margins, we believe improved efficiency when these initiatives are completed will lead to margin expansion.

‘After a number of years in which we have funded the costs of our strategic realignment to focus on premium drinks, the strong cash generative characteristics of this business are becoming increasingly apparent. Free cash flow will continue to fund both growth in dividends and our on market share buy back programme.

‘The share buy back programme together with the potential to monetise our stake in General Mills means that our already strong return on invested capital can be further enhanced’.

New UK GAAP accounting policies

The tables below give turnover and operating profit before exceptional items for the year ended 30 June 2003 for premium drinks restated for the adoption of FRS 17, UITF abstract 38 and FRS 5 application note G.

Turnover by market restated following the adoption of FRS 5 application note G:

	June 03
	Originally reported	Movement	Restated
	£m	£m	£m
Major markets:
North America	2,795	(36)	2,759
Great Britain	1,429	(49)	1,380
Ireland	953	—	953
Spain	424	(6)	418

	5,601	(91)	5,510
Key markets	2,129	(49)	2,080
Venture markets	1,231	(19)	1,212

Total premium drinks	8,961	(159)	8,802

Operating profit before exceptional items by market restated following the adoption of FRS 17 and UITF abstract 38:

	June 03
	Originally reported	Movement	Restated
	£m	£m	£m
Major markets:
North America	729	(21)	708
Great Britain	219	(16)	203
Ireland	141	(10)	131
Spain	99	(3)	96

	1,188	(50)	1,138
Key markets	522	(20)	502
Venture markets	266	(4)	262

Total premium drinks	1,976	(74)	1,902

The group has adopted the reporting requirements of FRS 17 — Retirement benefits in its primary financial statements from 1 July 2003. The restatements also comply from 1 July 2003 with the following requirements issued by the UK’s Accounting Standards Board: UITF abstract 38 — Accounting for ESOP trusts and the amendment to FRS 5 — Reporting the substance of transactions.

FRS 17 — Retirement benefits. This standard replaces the use of the actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, finance charge and expected return on assets. Differences between expected and actual returns, and changes in actuarial assumptions, are reflected in the statement of total recognised gains and losses.

The adoption of FRS 17 has decreased the reported operating profit for the year ended 30 June 2003 by £88 million. This charge has been offset by a decrease in exceptional charges of £14 million and an increase in other finance income of £36 million, giving a net decrease in the profit for the year of £38 million. In addition, the adoption of the standard has reduced shareholders’ funds at 30 June 2003 by £1,865 million.

UITF abstract 38 — Accounting for ESOP trusts. This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also requires that the minimum expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

The impact of the adoption of UITF 38 in the year ended 30 June 2003 has been to increase operating profit by £14 million and increase the tax charge by £4 million. In addition, exceptional charges were reduced by £2 million, giving a net increase in the profit for the year of £12 million. The reclassification of shares acquired by the share trust (own shares) from fixed assets and debtors to equity has reduced shareholders’ funds by £288 million at 30 June 2003. In addition, the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’ to ‘financing’. This reclassification has increased free cash flow for the year ended 30 June 2003 by £65 million.

FRS 5 — Reporting the substance of transactions. The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £159 million in the year ended 30 June 2003.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the US Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of completed or future business combinations, acquisitions or disposals and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Developments in the Hakki v. Zima Company et al. litigation and any similar proceedings;

•	Changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing and promotional expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations which may affect Diageo’s access to or increase the cost of financing.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the “Risk Factors” contained in Diageo’s Annual Report on Form 20-F, as amended, for the year ended 30 June 2003 filed with the U.S. Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

Past performance cannot be relied upon as a guide to future performance.

-ends-

Investors enquiries	Catherine James	+44 (0) 20 7927 5272 investor.rel@diageo.com
Media enquiries	Isabelle Thomas	+44 (0) 20 7927 5967 media@diageo.com

Notes to Editor:

Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com